Exhibit 99.2

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

	For the three months ended		For the three months ended		For the three months ended		For the three months ended		For the three months ended		For the six months ended		For the nine months ended		For the year ended
	March 31, 2015	March 31, 2015	June 30, 2015	June 30, 2015	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015	March 31, 2015	March 31, 2015	June 30, 2015	June 30, 2015	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated	As prevoiusly reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Audited)	(Audited)
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Revenue	57,225	57,225	54,660	54,660	63,914	63,914	72,680	72,680	57,225	57,225	111,885	111,885	175,799	175,799	248,479	248,479
Direct cost and other ancillary expenses	(31,063)	(31,063)	(31,137)	(31,137)	(36,777)	(36,777)	(42,004)	(42,004)	(31,063)	(31,063)	(62,200)	(62,200)	(98,977)	(98,977)	(140,981)	(140,981)
Employee expenses	(28,882)	(28,882)	(80,820)	(80,820)	(12,920)	(12,920)	(12,514)	(12,514)	(28,882)	(28,882)	(109,702)	(109,702)	(122,622)	(122,622)	(135,136)	(135,136)
Depreciation and amortization expenses	(6,858)	(6,858)	(6,866)	(6,866)	(6,927)	(6,927)	(7,383)	(7,383)	(6,858)	(6,858)	(13,724)	(13,724)	(20,651)	(20,651)	(28,034)	(28,034)
Marketing, advertising and promotion expenses	(1,728)	(1,728)	(1,492)	(1,492)	(2,324)	(2,324)	(2,442)	(2,442)	(1,728)	(1,728)	(3,220)	(3,220)	(5,544)	(5,544)	(7,986)	(7,986)
Communication and travelling expenses	(2,163)	(2,163)	(2,102)	(2,102)	(2,089)	(2,089)	(1,994)	(1,994)	(2,163)	(2,163)	(4,265)	(4,265)	(6,354)	(6,354)	(8,348)	(8,348)
Office related expenses	(1,229)	(1,229)	(1,536)	(1,536)	(1,285)	(1,285)	(1,665)	(1,665)	(1,229)	(1,229)	(2,765)	(2,765)	(4,050)	(4,050)	(5,715)	(5,715)
Other operating expenses	(8,716)	(10,464)	3,397	(5,856)	2,262	(6,918)	(49,007)	(49,007)	(8,716)	(10,464)	(5,319)	(10,565)	(3,057)	(17,483)	(52,064)	(66,490)
Other operating income	—	—	—	9,445	—	3,146	118	118	—	—	—	3,690	—	6,836	118	6,954

(Loss)/Profit from operations	(23,414)	(25,162)	(65,896)	(65,704)	3,854	(2,180)	(44,211)	(44,211)	(23,414)	(25,162)	(89,310)	(90,866)	(85,456)	(93,046)	(129,667)	(137,257)
Other income	4,417	6,165	1,518	1,518	1,049	7,083	1,104	(1,409)	4,417	6,165	5,935	7,491	6,984	14,574	8,088	11,987
Non operating expenses	—	—	—	(192)	—	—	(1,178)	(1,178)	—	—	—	—	—	—	(1,178)	—
Finance costs	(1,008)	(587)	(329)	(4,488)	(349)	(3,298)	(515)	(2,789)	(1,008)	(587)	(1,337)	(5,075)	(1,686)	(8,373)	(2,201)	(11,162)
Share of results of associates	1	1	—	—	(17)	(17)	1	1	1	1	1	1	(16)	(16)	(15)	(15)

(Loss)/Profit before tax	(20,004)	(19,583)	(64,707)	(68,866)	4,537	1,588	(44,799)	(49,586)	(20,004)	(19,583)	(84,711)	(88,449)	(80,174)	(86,861)	(124,973)	(136,447)
Income tax expense	(252)	(252)	(347)	(347)	(411)	(411)	(1,425)	(1,425)	(252)	(252)	(599)	(599)	(1,010)	(1,010)	(2,435)	(2,435)

(Loss)/Profit for the period/year	(20,256)	(19,835)	(65,054)	(69,213)	4,126	1,177	(46,224)	(51,011)	(20,256)	(19,835)	(85,310)	(89,048)	(81,184)	(87,871)	(127,408)	(138,882)

(Loss)/Profit for the period/year attributable to:-
Owners of the Company	(19,874)	(19,453)	(62,039)	(66,198)	1,303	(1,646)	(48,445)	(53,232)	(19,874)	(19,453)	(81,913)	(85,651)	(80,610)	(87,297)	(129,055)	(140,529)
Non-controlling interests	(382)	(382)	(3,015)	(3,015)	2,823	2,823	2,221	2,221	(382)	(382)	(3,397)	(3,397)	(574)	(574)	1,647	1,647

	(20,256)	(19,835)	(65,054)	(69,213)	4,126	1,177	(46,224)	(51,011)	(20,256)	(19,835)	(85,310)	(89,048)	(81,184)	(87,871)	(127,408)	(138,882)

Weighted average ordinary shares (number in thousands)
Basic	66,367	66,367	66,126	66,126	65,702	65,702	65,491	65,491	66,367	66,367	66,126	66,126	65,702	65,702	65,491	65,491
Diluted	66,367	66,367	66,126	66,126	65,702	65,702	65,491	65,491	66,367	66,367	66,126	66,126	65,702	65,702	65,491	65,491

(Loss)/Earnings per share
Basic (sen(1))	(29.95)	(29.31)	(93.82)	(100.11)	1.98	(2.51)	(73.97)	(81.28)	(29.95)	(29.31)	(123.87)	(129.53)	(122.69)	(132.87)	(197.06)	(214.58)
Diluted (sen(1))	(29.95)	(29.31)	(93.82)	(100.11)	1.98	(2.51)	(73.97)	(81.28)	(29.95)	(29.31)	(123.87)	(129.53)	(122.69)	(132.87)	(197.06)	(214.58)

(Loss)/Profit for the period/year	(20,256)	(19,835)	(65,054)	(69,213)	4,126	1,177	(46,224)	(51,011)	(20,256)	(19,835)	(85,310)	(89,048)	(81,184)	(87,871)	(127,408)	(138,882)

Other comprehensive (income/(loss), net of tax
Items that will not be reclassified subsequently to profit or loss:-
Remeasured of net defined benefit liabilities	—	—	—	—	—	—	136	136	—	—	—	—	—	—	136	136
Items that may be reclassified subsequently to profit or loss:-
Available for sales financial assets
-Reclassification to profit or loss	—	—	—	—	—	—	(15)	(15)	—	—	—	—	—	—	(15)	(15)

Exchange differences on translating foreign operations	9,757	9,757	(8,999)	(8,999)	4,755	4,755	(747)	(747)	9,757	9,757	758	758	5,513	5,513	4,766	4,766

Other comprehensive (income/(loss) for the period/year, net of tax	9,757	9,757	(8,999)	(8,999)	4,755	4,755	(626)	(626)	9,757	9,757	758	758	5,513	5,513	4,887	4,887

Total comprehensive (loss)/income for the period/year	(10,499)	(10,078)	(74,053)	(78,212)	8,881	5,932	(46,850)	(51,637)	(10,499)	(10,078)	(84,552)	(88,290)	(75,671)	(82,358)	(122,521)	(133,995)

Total comprehensive (loss)/income for the period/year attributable to:-
Owners of the Company	(10,397)	(9,976)	(71,575)	(75,734)	4,972	2,023	(48,748)	(53,535)	(10,397)	(9,976)	(81,972)	(85,710)	(77,000)	(83,687)	(125,748)	(137,222)
Non-controlling interests	(102)	(102)	(2,478)	(2,478)	3,909	3,909	1,898	1,898	(102)	(102)	(2,580)	(2,580)	1,329	1,329	3,227	3,227

	(10,499)	(10,078)	(74,053)	(78,212)	8,881	5,932	(46,850)	(51,637)	(10,499)	(10,078)	(84,552)	(88,290)	(75,671)	(82,358)	(122,521)	(133,995)

(1)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2015	March 31, 2015	June 30, 2015	June 30, 2015	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Audited)	(Audited)
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

ASSETS
Non-current assets
Property, plant and equipment	10,718	10,718	10,491	10,491	11,457	11,457	11,726	11,726
Investment property	—	—	—	—	—	—	—	—
Investment in associates	90	90	90	90	73	73	74	74
Development expenditure	7,287	7,287	7,670	7,670	8,074	8,074	8,650	8,650
Intangible assets	160,626	160,626	155,060	155,060	152,792	152,792	114,232	114,232
Finance lease receivables	428	428	394	394	356	356	314	314
Deferred tax assets	1,325	1,325	1,342	1,342	1,478	1,478	1,119	1,119
Other receivables, deposits and prepaid expenses	—	—	—	—	—	—	1,066	1,066
Available-for-sales financial assets	—	—	—	—	—	—	—	—
Held for trading financial assets	1,775	1,775	318	318	159	159	—	—

Total non-current assets	182,249	182,249	175,365	175,365	174,389	174,389	137,181	137,181

Current assets
Inventories	30,725	30,725	26,538	26,538	26,261	26,261	29,784	29,784
Trade receivables	56,155	56,155	69,820	69,820	89,961	89,961	104,105	104,105
Other receivables, deposits and prepaid expenses	26,329	26,329	25,882	25,882	27,689	27,689	63,361	63,361
Amount due from other related parties	1,898	1,898	1,350	1,350	3,147	3,147	3,844	3,844
Finance lease receivables	109	109	120	120	132	132	145	145
Cash and bank balances	114,950	114,950	73,432	73,432	98,560	98,560	94,062	94,062
Restricted cash	40,521	40,521	44,239	44,239	48,374	48,374	43,561	43,561
Tax recoverable	—	—	—	—	—	—	1,715	1,715

Total current assets	270,687	270,687	241,381	241,381	294,124	294,124	340,577	340,577

Total assets	452,936	452,936	416,746	416,746	468,513	468,513	477,758	477,758

EQUITY AND LIABILITIES
Capital and reserves
Share capital	38,059	38,059	38,059	38,059	38,059	38,059	38,059	38,059
Treasury shares	(11,638)	(11,638)	(22,057)	(22,057)	(22,057)	(22,057)	(22,057)	(22,057)
Reserves	255,031	252,298	252,831	245,939	257,813	247,972	207,279	192,651

Equity attributable to owners of the Company	281,452	278,719	268,833	261,941	273,815	263,974	223,281	208,653
Put option written on non-controlling interest	—	(32,944)	—	(32,944)	—	(32,944)	—	(32,944)
Non-controlling interests	15,289	15,289	10,400	10,400	12,364	12,364	14,195	14,195

Total equity	296,741	261,064	279,233	239,397	286,179	243,394	237,476	189,904

Non-current liabilities
Borrowings	1,162	1,162	867	867	727	727	1,866	1,866
Financial liabilitiy on in-substance forward	—	17,754	—	22,872	—	25,014	—	26,403
Pension liabilities	759	759	1,004	1,004	1,397	1,397	1,481	1,481
Deferred tax liabilities	8,734	8,734	7,992	7,992	7,461	7,461	5,959	5,959

Total non-current liabilities	10,655	28,409	9,863	32,735	9,585	34,599	9,306	35,709

Current liabilities
Trade payables	83,586	83,586	78,424	78,424	110,744	110,744	124,577	124,577
Other payables and accrued expenses	26,332	26,332	26,984	26,984	34,161	34,161	70,212	72,725
Financial liabilitiy on in-substance forward	—	19,125	—	18,166	—	18,973	—	19,858
Derivative financial liability	1,202	—	1,202	—	1,202	—	1,202	—
Amount due to other related parties	1,188	1,188	683	683	830	830	1,175	1,175
Borrowings	18,451	18,451	5,284	5,284	10,611	10,611	15,924	15,924
Deferred revenue	14,136	14,136	14,392	14,392	15,093	15,093	15,710	15,710
Tax liabilities	645	645	681	681	108	108	2,176	2,176

Total current liabilities	145,540	163,463	127,650	144,614	172,749	190,520	230,976	252,145

Total liabilities	156,195	191,872	137,513	177,349	182,334	225,119	240,282	287,854

Total equity and liabilities	452,936	452,936	416,746	416,746	468,513	468,513	477,758	477,758